[Datrek Miller International, Inc. Letterhead]

October 7, 2005

Linda Cvrkel

Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Datrek Miller International, Inc. (the “Company”)
Form 10-KSB for the Fiscal Year Ended December 31, 2004

File No. 000-29707

Dear Ms. Cvrkel:

The following constitutes the Company’s response to each of the comments made in the Staff’s letter of September 16, 2005, in the order set forth in that letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Index to Consolidated Financial Statements

Consolidated Statements of Stockholders’ (Deficiency) Equity for the Year Ended December 31, 2004 and 2003, page F-4

1. Miller was organized as a limited liability company in March 2001. In October 2004, in connection with the reverse merger, Miller’s LLC status was converted to a Corporation, thereby requiring the Company to properly restate its equity by reclassifying “member’s equity” to paid-in-capital to conform to the structure of a Corporation. (Section 4396-SEC Practice Manual-Accumulated Earnings of Partnerships, Proprietorships and Subchapter S Corporation) The SEC takes the position that the accumulated earnings contained in capital accounts of a partnership or proprietorship and the retained earnings of a Subchapter S corporation may not under any circumstances be treated as retained earnings or survive as retained earnings of an acquiring corporation. In all cases, such amounts must become paid-in-capital (SAB 40, Topic 4.B.) As a result, no modification to the financial statements is deemed necessary.

Note 1. Description of Business and Acquisitions, page F-7

2. We have evaluated your comments with respect to the accounting treatment regarding the future contingent payments to Ryan Holdings, Inc. related to the contract with Wilson Sporting Goods Co. We are in agreement with your conclusions that the contingent payments, if paid, should be recorded as additional customer related intangibles and amortized over 5 years, which is the term of the Wilson agreement. The net effect would be a charge of less than $1,100 to Net Loss, thus not material in amount as of December 31, 2004. We will revise our disclosures in future filings to accurately describe and reflect this accounting treatment. As a result, no modification to the financial statements is deemed necessary at this time.

Note 2. Summary of Significant Accounting Policies

Goodwill

Accounting for Long-Lived Assets

Note 5. Goodwill

3. The historical losses were primarily attributable to the former Miller Golf Company LLC pre-merger business. Upon completing the reverse merger in October 2004 and the acquisition of Datrek Professional Bags, Inc. (“DPB”) the Company not only received substantial equity infusions from Stanford but also acquired DPB, which historically has been a profitable business. The significant assets acquired (long-lived assets), namely the customer list, goodwill and other property and equipment, were all acquired with the DPB acquisition. As of December 31, 2004, the Company continues to generate cash flows and is forecasting continued long-term growth of the combined business. The continued sales performance and forecasted growth are expected to provide sufficient cash flows to support the implied fair value of the enterprise. A fair value appraisal was obtained at the time of the acquisition of DPB and since that time there have been no changes in circumstances which would affect the fair value of the enterprise. As of December 31, 2004 there were no indicators of impairment from the aforementioned acquisition, which would require the Company to perform any further analyses. As a result, no modification to the financial statements is deemed necessary.

4. The Company reports its operating results both internally and externally as one single level reporting unit (golf bags and accessories). Therefore, its evaluation of goodwill is performed on an enterprise basis. As of December 31, 2004, there were no indicators of impairment from the date of the reverse merger and acquisition of DPB on October 15, 2004 which would require the Company to perform any further analyses. As a result, no modification to the financial statements is deemed necessary.

The acknowledgement from the Company you have requested is attached hereto.

Should you have any further questions or comments regarding this amendments or require any further information, please feel free to call me at 800-343-1000, ext. 329.

Sincerely,

/s/ J. Max Waits
J. Max Waits
Chief Operating Officer

ACKNOWLEDGMENT

The undersigned, Michael S. Hedge, in his capacity as Chief Executive Officer of the Datrek Miller International, Inc. (the “Company”) hereby acknowledges:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(2) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: October 7, 2005	Datrek Miller International, Inc.

	By:	/s/ Michael S. Hedge
Michael S. Hedge
Chief Executive Officer